Exhibit  2.6
AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT
     This AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”) is made by and between Lear Corporation, a Delaware corporation (the “Company”) and James H. Vandenberghe (“Employee” or “you”) and is entered into effective as of the consummation (the “Closing Date”) of the transactions contemplated by the AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2007 (the “Merger Agreement”), by and among AREP Car Holdings Corp., a Delaware corporation (“Parent”), AREP Car Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.
RECITALS
     A. The Company employs Employee pursuant to that certain Employment Agreement by and between the Company and Employee dated March 15, 2005 (“Employment Agreement”); and
     B. The Company and the Employee desire to amend the Employment Agreement to provide for the Company’s continued employment of Employee.
     NOW, THEREFORE, in consideration of the foregoing, the covenants hereinafter set forth, and for other good and valuable consideration, intending to be legally bound hereby, the parties hereto hereby amend the Employment Agreement as follows:
AGREEMENT
     1. Section 1 of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
     1. Term. This Agreement shall commence as of the Closing Date (“Effective Date”). The initial term of this Agreement shall be for one (1) year from the Effective Date. Thereafter, during the Term, you shall serve as a consultant to the Company for consecutive periods of one year unless written notice is provided by either the Company or you that this Agreement is not to be further extended (a “Notice of Non-Renewal”) at least 60 days prior to the end of the initial term or any subsequent one year period, as applicable, upon which date this Agreement will terminate unless earlier terminated upon the earlier to occur of the date set forth in a Notice of Termination provided pursuant to Section 4, or the date of your death (the initial term as so extended is referred to herein as the “Term”). In consideration of the Amendment, the Company is continuing your employment and consulting services on the terms set forth in this Agreement, as amended, and is providing you other good and valid consideration by entering into this Agreement, as amended, the receipt and sufficiency of which consideration you hereby acknowledge by executing this Agreement as amended by the Amendment.

     2. Section 2 of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
2. Terms of Employment. During the first year of the Term, you agree to be a full-time employee of the Company serving in the position of Chief Financial Officer of the Company. Thereafter, you shall serve as a consultant to the Company. You agree to devote substantially all of your working time and attention to the business and affairs of the Company, to discharge the responsibilities associated with your position with the Company, and to use your best efforts to perform faithfully and efficiently such responsibilities. In addition, you agree to serve in such other or different capacities or offices to which you may be assigned, appointed or elected from time to time by the Company. Nothing herein shall prohibit you from devoting your time to civic and community activities, serving as a member of the Board of Directors of other corporations that do not compete with the Company, or managing personal investments, as long as the foregoing do not interfere with the performance of your duties hereunder or violate the terms of the Company’s Code of Business Ethics and Conduct, the Company’s Corporate Governance Guidelines, or other policies applicable to the Company’s executives generally, as those policies may be amended from time to time by the Company.
     3. Section 3 of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
3. Compensation.
(a) As compensation for your services under this Agreement, during the first year of the Term, you shall be entitled to receive an initial base salary the annualized amount of which shall be $925,000.00, to be paid in accordance with existing payroll practices for the Company. Increases in your base salary, if any, shall be as approved by the Board or a committee appointed by the Board. In addition, during the first year of the Term you shall receive an annual incentive compensation bonus of at least 100% of your initial base salary (the “Initial Bonus”). The Initial Bonus shall be paid on the first anniversary of the Effective Date. During the period of the Term that you provide services to the Company as a consultant, you shall receive a fee of $41,666.66 per month paid on the 1st day of each month.
(b) During the first year of the Term, you shall be eligible for participation in the welfare, retirement, perquisite and fringe benefit, and other benefit plans, practices, policies and programs, as may be in effect from time to time, for senior executives of the Company generally.
(c) During the Term, you shall be eligible for prompt reimbursement for business expenses reasonably incurred by you in accordance with the Company’s policies, as may be in effect from time to time, for its senior executives generally.

(d) On or as soon as practicable following the Effective Date, the Company will establish and maintain an Award Plan (“New Plan”) providing for awards of up to 6% of the Company’s outstanding common stock to be available for grants to Company employees. On, or as soon as practicable following the Effective Date, you shall be awarded an option (“New Option”) to purchase .4% of the Company’s then outstanding common stock. The New Option shall have a term of ten (10) years and shall have an exercise price per share equal to the aggregate purchase price (to be determined at the Effective Time, as defined in the Merger Agreement) paid under the Merger Agreement divided by the number of outstanding shares of Company common stock following the consummation of the transactions contemplated by the Merger Agreement. The New Option shall vest equally on an annual basis at a rate of twenty-five percent per year over a period of four (4) years. The New Option shall become fully vested upon a Change in Control occurring following the Effective Date. The Company shall have the right to repurchase any shares awarded pursuant to the exercise of the New Option at Fair Market Value following the later of (1) termination of your employment, or (2) expiration of your services as a consultant. Fair Market Value shall be defined as the value of the Company as determined by a nationally recognized independent appraiser selected by the Company; provided, however, that in the event the independent appraiser shall indicate a range of value, the parties agree that the median of the range shall be used. The terms of the New Option will be subject to the terms of the New Plan and the New Option grant agreement.
     4. Section 4(b) of the Employment Agreement shall be amended by adding the following language at the end of that section:
Notwithstanding the foregoing, for purposes of the compensation under this Agreement subject to Section 409A of the Code, “Incapacity” shall mean you (A) are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (B) you are, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under a Company-sponsored group disability plan.
     5. Section 4(d) of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
(d) Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following circumstances or events during the first year of the Term:
(i) any reduction by the Company in your base salary or adverse change in the manner of computing your Bonus, as in effect from time to time, except for across-the-board salary reductions or changes to the manner of computing bonuses similarly affecting all executive officers of the Company subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, as determined by the Board (“executive officers”);
(ii) the failure by the Company to pay or provide to you any amounts of base salary or the Initial Bonus or any benefits which are due, owing and payable to you pursuant to the terms hereof, except pursuant to an across-the-board compensation deferral similarly affecting all executive officers, or to pay to you any portion of an installment of deferred compensation due under any deferred compensation program of the Company;
(iii) except in the case of across-the-board reductions, deferrals, eliminations, or plan modifications similarly affecting all executive officers, the failure by the Company to continue to provide you with benefits substantially similar in the aggregate to the Company’s life insurance, medical, dental, health, accident or disability plans in which you are participating following the Effective Date;
(iv) except on a temporary basis as described in Section 4(b), a material adverse change in your responsibilities, position, reporting relationships, authority or duties; or
(v) without limiting the generality or effect of the foregoing, any material breach of this Agreement by the Company.
However, the language in Sections 4(d)(i) through (iii) concerning reductions, changes, deferrals, eliminations, or plan modifications similarly affecting all executive officers of the Company shall not be applicable to circumstances or events occurring in anticipation of, or within one year after, a Change in Control, as defined in Section 4(e). In addition, upon a Change in Control, you shall have the right to resign for Good Reason if your principal place of employment is transferred to a location fifty (50) or more miles from its location immediately preceding the transfer.
Notwithstanding anything else herein, Good Reason shall not exist if, with regard to the circumstances or events relied upon in your Notice of Termination: (x) you failed to provide a Notice of Termination to the Company within sixty (60) days after the date you knew or should have known of such circumstances or events, (y) the circumstances or events are fully corrected by the Company prior to the Date of Termination, or (z) you give your express written consent to the circumstances or events.
     6. Section 4(e) of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:

(e) Change in Control. For purposes of this Agreement, a “Change in Control” of the Company shall be deemed to have occurred as of the first day any one or more of the following paragraphs is satisfied during the first year of the Term:
(i) any Person as that term is used in Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company or a trustee or other fiduciary holding securities under an employee benefit plan of the Company, a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or an affiliate of Carl Icahn) becomes the Beneficial Owner, as that term is defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act, directly or indirectly, of securities of the Company, representing more than fifty percent of the combined voting power of the Company’s then outstanding securities.
(ii) during any period of twenty-six consecutive months beginning on or after the Effective Date, individuals who at the beginning of the period constituted the Board cease for any reason (other than death, disability or voluntary retirement) to constitute a majority of the Board. For this purpose, any new Director whose election by the Board, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the Directors then still in office, and who either were Directors at the beginning of the period or whose election or nomination for election was so approved, will be deemed to have been a Director at the beginning of any twenty-six month period under consideration.
(iii) the shareholders of the Company approve: (A) a plan of complete liquidation or dissolution of the Company; or (B) an agreement for the sale or disposition of all or substantially all the Company’s assets; or (C) a merger, consolidation or reorganization of the Company with or involving any other corporation, other than a merger, consolidation or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.
     Notwithstanding anything else herein, a Change in Control shall not include (x) the transactions contemplated by the Merger Agreement or any transaction between the Company and/or Parent and a related party. For this purpose, a related party shall include any entity that would qualify as under common control, part of a controlled group, or part of an affiliated service group under Code section 414 and the Treasury Regulations thereunder, with 50% replacing 80% wherever it appears in Code section 414 and the Treasury

Regulations thereunder, or (y) any affiliate of Carl Icahn, or (z) a public offering of the Company’s common stock.
     7. Section 5(d) of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
(d) If your employment or services shall be terminated (a) by the Company, except for a termination by the Company for Cause or Incapacity or by a Notice of Non-Renewal (or due to your death), or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:
(i) The Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time the Notice of Termination is given (or, if greater, at the rate in effect at any time within 90 days prior to the time the Notice of Termination is given), plus all other amounts to which you are entitled under any compensation or benefit plans of the Company, including, without limitation, the Initial Bonus, except as otherwise provided below.
(ii) Conditioned upon your execution of a general release relating to your employment in form and substance reasonably acceptable to the Company, the Company shall pay or cause to be paid to you, in lieu of any further payments to you for the portion of the Term subsequent to the Date of Termination an amount (the “Severance Payment”), which shall be equal to the sum of:
(A) the aggregate base salary (at the highest rate in effect at any time during the Term) which you would have received pursuant to this Agreement for the Severance Period had your employment with the Company continued for such period, and
(B) the aggregate Bonus based upon the highest annual Bonus that you received with respect to any calendar year during the two years immediately preceding the calendar year in which the Date of Termination occurred, or, in the event that the Date of Termination occurs prior to the first anniversary of the Effective Date, then based upon the Initial Bonus pursuant to Section 3 above.
If the Date of Termination occurs during the first year of the Term, then the Severance Payment shall be paid over a period of one (1) year plus the number of days remaining in the first year of the Term, and if the Date of Termination occurs thereafter, then the Severance Payment shall be paid over a period of one (1) year (the “Severance Period”) in the following manner: to the extent that Section 409A does not apply to the Severance Payment, an amount equal to fifty percent (50%) of the value of the Severance Payment paid in a lump sum as soon as administratively practicable after your Date of Termination, and an amount equal to the remaining fifty percent (50%) paid in equal semi-monthly installments, without interest, beginning six (6) months after the Date of Termination and continuing through the end of the Severance Period. To the extent Section 409A applies to the Severance Payment, an amount equal to fifty (50%) of the value of the Severance Payment shall be paid on the first day of the seventh month following the Date of Termination, and the remaining fifty (50%) shall be paid in equal semimonthly installments without interest beginning on the eighth month after the Date of Termination and continuing through the end of the Severance Period.
(iii) All outstanding awards, and all amounts owing or accrued, on the Date of Termination under the Lear Corporation Long-Term Stock Incentive Plan (“LTSIP”), the Lear Corporation Management Stock Purchase Plan (“MSPP”), the Lear Corporation Executive Supplemental Savings Plan (“ESSP”) and the Lear Corporation Pension Equalization Program (“PEP”), and any other compensation or equity-based plan, program or arrangement of the Company in which you participated (including, following a Change in Control, any additional accruals provided thereunder due to a Change in Control) and any similar successor plans, programs or arrangements of the Company in which you have participated, to the extent not previously paid or provided to you in accordance with Section 24 of this Agreement, shall become due and owing on the Date of Termination and shall be paid to you under the terms and conditions of such plans, programs and arrangements (and the award agreements and other documents thereunder). You and the Company acknowledge that references in this Section 5(d)(iii) to the PEP, the MSPP, the ESSP, and the LTSIP, shall be deemed to be references to such plans as amended or restated from time to time and to any similar plan of the Company that supplements or supersedes any such plans. In addition, you and the Company acknowledge that references in this Section 5 to any section of the Code shall be deemed to be references to such section as amended from time to time or to any successor thereto.
     8. Section 10(e) shall be deleted in its entirety.
     9. Section 22 shall be amended by adding the following language at the end of the section:
If and to the extent applicable, Parent shall cause the Company or the Merger Sub, whichever survives the transaction contemplated by the Merger Agreement, to select a “specified employee” identification date as soon as administratively feasible following the Closing Date in accordance with Section 409A of the Code and Treasury Regulation § 1.409A.
     10. A new Section 23 shall be added as follows:

     The Company (or any successor thereto) shall fully indemnify you in accordance with the Company’s charter, bylaws and other organizational documents or as specified under Delaware law, whichever provides you the greatest rights of indemnity (which rights shall include rights of advancement). The Company shall also provide, and maintain as current, a policy of Directors and Officers liability insurance for the duration of the Agreement Term.
     11. A new Section 24 shall be added as follows:
24. Merger Agreement
Notwithstanding the foregoing provisions of this Agreement, all outstanding awards, and all amounts owing or accrued under the Lear Corporation LTSIP, MSPP, ESSP PEP, and any other compensation or equity-based plan, program or arrangement of the Company in which you participate, shall, in connection with the consummation of the transactions contemplated by the Merger Agreement, vest and shall, except as set forth below, be paid to you under the terms and conditions of such plans, programs or arrangements (and the award agreements and other documents thereunder) and in accordance with the terms of the Merger Agreement and this Amendment. In addition, the Company shall take such actions as are necessary to allow you to elect to receive (x) at least 70% of your accrued benefit in PEP and the ESSP pension make-up account (the “Pension Make-Up Account”)(which provides a benefit to participants equal to the benefit that would have accrued under the Lear Corporation Pension Plan and/or the PEP, had the participants not elected to defer compensation under Section 2.2 of the ESSP and not elected to defer compensation under the Management Stock Purchase Plan) on January 15, 2008 and (y) up to the remaining 30% of the accrued benefit in PEP and the Pension Make-up Account on January 15, 2009. Any elections and percentages with respect to the payout of the PEP and Pension Make-Up Account shall be made and fixed no later than December 31, 2007.
     Other than as set forth herein, in all other respects the Employment Agreement remains in full force and effect in accordance with the terms thereof.
     IN WITNESS WHEREOF, the parties have executed this Amendment as of the 9th day of February, 2007.

LEAR CORPORATION

By:	/s/ Daniel A. Ninivaggi Agreed to this 9th day of February, 2007:

/s/ James H. Vandenberghe James H. Vandenberghe